CUSIP NO 53222K106

Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934


LIFEVANTAGE CORPORATION

Common Stock, 0.001 par value per share

53222K106

Mr. Rodney Dale Dir
6024 W. Hurley Avenue
Visalia, Ca. 93291
559-733-3525

April 6, 2009



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d?1 (e), 240.13d?1 (f), or 240.13d?1(g) check the following box ?


(1) Names of reporting persons: Rodney Dale Dir
(2) Check appropriate box if a member of a group (a) ? (b) ?
(3) SEC USE ONLY
(4) Source of Funds PF
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ?
(6) Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with: (7) Sole voting power 4,366,910
(8) Shared voting power 0
(9) Sole dispositive power 4,366,910
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person 4,366,910
(12) Check if the aggregate amount in Row (11) excludes certain shares ?
(13) Percent of class represented by amount in Row (11) 9.8%
(14) Type of reporting person OO


Item 1 Security and Issuer
Common stock, 0.001 par value of LifeVantage Corporation. The address of the principal office is 11545 W. Bernardo Court, Suite 301 San Diego, Ca. 92127

Item 2 Identity and Background
(a) Name: Rodney D. Dir trustee of Rodney D. Dir revocable trust dated 7-13-01
(b) Residence Address: 6024 W. Hurley Avenue Visalia, Ca. 93291
(c) Present Occupation and the name principal business and address of any corporation or other organization in which such employment is conducted:
President of Pacific Capital Strategies, Inc. 515 W. Center Street
Visalia, Ca. 93291
Registered Representative with Commonwealth Financial Network
29 Sawyer Road Waltham, MA 02453
(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case: No and None
(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No and None
(f) Citizenship: USA, State of California

Item 3 Source and Amount of Funds or Other Consideration
Rodney D. Dir, trustee, purchased 366,910 shares in numerous transactions on the open market between 03/18/2008 and 02/26/2009. Mr. Dir, as trustee for the revocable trust, purchased an additional 40 Units of a private placement that consists of 2,000,000 common shares and 2,000,000 warrants on April 6, 2009. All of these purchases were made using revocable trust funds and are solely for personal investment.

Item 4 Purpose of Transaction Rodney D. Dir, as trustee, acquired these shares on behalf of the revocable trust for personal investment purposes only.

Item 5 Interest in Securities of the Company The percentages used in this
Schedule 13D are calculated based upon 42,266,000 outstanding shares of Common Stock.

Item 6 Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer. None.

Item 7 Material to be filed as Exhibits None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct

Date: April 6, 2009
Rodney D. Dir, trustee for the Rodney D. Dir revocable trust dated 7-13-01